EXHIBIT 12.1

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges (1)

	Nine Months Ended		Year Ended December 31
Dollars in millions	September 30, 2008		2007		2006		2005		2004		2003
Earnings
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$1,450		$1,806		$3,913		$1,962		$1,745		$1,600
Add:
Distributed income of equity investees	118		124		20
Fixed charges excluding interest on deposits	840		1,267		841		662		357		346
Less:
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	91		101		33		20		10		32
Earnings excluding interest on deposits	2,317		3,096		4,741		2,604		2,092		1,914
Interest on deposits	1,152		2,053		1,590		981		484		457
Total earnings	$3,469		$5,149		$6,331		$3,585		$2,576		$2,371
Fixed charges
Interest on borrowed funds	$787		$1,197		$777		$599		$298		$258
Interest component of rentals	53		69		64		63		58		59
Amortization of notes and debentures			1						1		1
Distributions on mandatorily redeemable capital securities of subsidiary trusts											28
Fixed charges excluding interest on deposits	840		1,267		841		662		357		346
Interest on deposits	1,152		2,053		1,590		981		484		457
Total fixed charges	$1,992		$3,320		$2,431		$1,643		$841		$803
Ratio of earnings to fixed charges
Excluding interest on deposits	2.76	x	2.44	x	5.64	x	3.93	x	5.86	x	5.53	x
Including interest on deposits	1.74		1.55		2.60		2.18		3.06		2.95

(1)	As defined in Item 503(d) of Regulation S-K.